July 15, 2013
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hartford Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 13, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 2, 2013
File No. 001-32293

Dear Mr. Rosenberg:
This letter is in response to your July 3, 2013 letter providing comments from the United States Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) resulting from their review of the Company’s disclosures in the filings listed above.
For your convenience, your comments are shown below in bold, italicized text, followed by our response.
Staff Comment:
Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations Investment Results
Net Investment Income, page 26

1.
In your risk factor on page 9 you indicate that interest rates in recent periods continue to be at or near historically low levels and that a sustained low interest rate environment would continue to pressure your net investment income and could result in lower margins, increased pension expense and lower estimated gross profits on certain products. You disclose here that your expectation for 2013, based on the current interest rate and credit environment, is that portfolio yield will decline slightly as a result of reinvestment rates that are lower than the yield on maturing securities as well as the impact of the sales of the Retirement Plans and Individual Life businesses and to mitigate the effect, you have increased your investment in certain higher yielding asset classes, such as commercial whole loans and a modest amount of emerging markets and high-yield securities. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses and quantifies the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please provide disclosure to be provided in future periodic reports that include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates.

Company Response:
In response to the Staff's comment, Hartford Life Insurance Company ("the Company") will include in subsequent filings disclosure of, to the extent deemed material, the attributes that have impacted and are expected to prospectively impact net investment income yield in the Investment Results section of the MD&A. An example of this disclosure, which will be included in the Company's Form 10-Q for the quarter ended June 30, 2013, is noted by the underlined language below:

The annualized net investment income yield, excluding partnerships and other alternative investments, has declined to 4.3% or approximately 10 basis points in the second quarter of 2013 versus the fourth quarter of 2012, based upon the impacts of the divested Individual Life and Retirement Plans businesses as well as new investments purchased at marginally lower rates. The invested assets transferred associated with the divested Individual Life and Retirement Plans businesses had a carrying value of $16.9 billion and an average book yield, including the impact of associated derivatives, of approximately 5.0% and represent the vast majority of the estimated change in the net investment income yield. The average investment rate in the first half of 2013 was approximately 3.4%, excluding treasury securities and mortgage backed securities related to the dollar roll strategy (for further discussion on dollar roll strategy see Note 4 - Investments and Derivative Investments of Notes to Condensed Consolidated Financial Statements), which compares to the average yield of sales and maturities in the first half of 2013. Based upon current investment rates, we currently expect the portfolio yield, excluding limited partnerships and other alternative investments, for the full year 2013, to approximate the second quarter 2013 net investment income yield of 4.3%. The estimated impact on net investment income is subject to change as the composition of the portfolio changes through normal portfolio management and trading activities.

Notes to Consolidated Financial Statements
Note 1. Basis of Presentation and Significant Accounting Policies
Deferred Policy Acquisition Costs and Present Value of Future Profits, page F-15

2.
You disclose that deferred acquisition costs represent costs that are directly related to the successful acquisition of new and renewal insurance contracts and incremental direct costs of contract acquisition that are incurred in transactions with either independent third parties or employees. Please provide disclosure to be provided in future periodic reports that describes the type of acquisition costs capitalized as required by ASC 944-30-50-1a as amended by ASU 2010-26.

Company Response:
In response to the Staff's comment, the Company will revise its accounting policy disclosure in subsequent filings as indicated by the underlined language below.
Deferred Policy Acquisition Costs and Present Value of Future Profits
Deferred policy acquisition costs ("DAC") represent costs that are directly related to the acquisition of new and renewal insurance contracts and incremental direct costs of contract acquisition that are incurred in transactions with either independent third parties or employees. Such costs primarily include commissions, premium taxes, costs of policy issuance and underwriting, and certain other expenses that are directly related to successfully issued contracts.

Note 13. Statutory Results, page F-64

3.	Please provide us proposed disclosure to be included in future filings to address the following:

•
Although you disclose that you and all of your insurance subsidiaries had RBC ratios in excess of the minimum levels required by insurance regulations, the magnitude of the excess is unclear. Please disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

•	Please provide the disclosures required under ASC 944-505-50-3 through 50-6 or separately represent to us that you do not meet the criteria in ASC 944-505-50-2.

Company Response:
The Company does not currently have any prescribed or permitted accounting practices that result in reported statutory surplus or risk-based capital that is significantly different from the statutory surplus or risk-based capital that would have been reported had the National Association of Insurance Commissioners' statutory accounting practices been followed.
In response to the Staff's comment, the Company will revise its Statutory Results disclosure in subsequent filings as indicated by the underlined language below.
Regulatory Capital Requirements
The Company's states of domicile impose risk-based capital (“RBC”) requirements. The requirements provide a means of measuring the minimum amount of statutory capital and surplus, referred to collectively as capital, appropriate for an insurance company to support its overall business operations based on its size and risk profile. Regulatory compliance is determined by a ratio of a company's total adjusted capital (“TAC”) to its authorized control level RBC (“ACL RBC”). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is two times the ACL RBC (“Company Action Level”). The adequacy of a company's capital is determined by the ratio of a company's TAC to its Company Action Level (known as the "RBC ratio"). The Company and all of its operating insurance subsidiaries had RBC ratios in excess of the minimum levels required by the applicable insurance regulations. In aggregate, the Company and its domestic life insurance subsidiaries maintain an RBC ratio for the group in excess of 400% of Company Action Level as of December 31, 2012 and 2011. The reporting of RBC ratios is not intended for the purpose of ranking any insurance company or for use in connection with any marketing, advertising or promotional activities.

Form 10-Q for the Quarterly Period Ended March 31, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources and Liquidity
Dividends, page 64

4.
On your Statements of Changes in Stockholder's Equity for the three months ended March 31, 2013, we noted the line items capital contributions (to) from parent of ($1,196) million and dividends declared of $1 million. Please provide us the following information so we may better understand your accounting and disclosure:

•	tell us if the $1 million dividends declared represents a part of the contribution to the parent; if not, please indicate to whom the dividend payment was to;

•
tell us why you did not exhaust your retained earnings balance at the distribution date and then reduce any remaining balance from additional paid-in capital. If you did not have retained earnings at the distribution date, please indicate such in your response; and

•
please reconcile for us the difference in the capital contribution amounts recorded in the statements of changes in stockholder's equity of $1,196 million and the $1,211 million amount recorded on the Statements of Cash Flows as a financing activity.

Company Response:
The $1 million under Dividends Declared in the Company's Statement of Changes in Stockholder's Equity is unrelated to the contribution to parent recorded as a return of capital. The $1 million represents a balancing entry in order to properly roll forward retained earnings in the Statement of Changes in Stockholder's Equity as a result of rounding conventions employed in the Statement of Operations.

The intercompany distribution of $1,211 million recorded in the first quarter of 2013 required the approval of our insurance regulator, the Connecticut Department of Insurance ("CTDOI"), as a result of statutory dividend restrictions at the insurance company legal entity level. The CTDOI approval for the Company to pay the $1,211 million to its parent stipulated that the distribution be classified as a return of capital and not a dividend. Because of this stipulation the distribution was, in substance, a return of capital and was reported as such.
The difference between the $1,211 million capital contribution reported in the Statement of Cash Flows and the $1,196 million capital contribution to parent reported in the Statement of Changes in Stockholder's Equity is due to $15 million in non-cash stock compensation expense allocated to the Company which was settled through the capital contribution amount shown in the Statement of Changes in Stockholder's Equity.
Statutory Surplus, page 65

5.
Notwithstanding your sale of your Individual Life business to Prudential in January 2013 through a reinsurance transaction, it is evident from disclosure here that you maintain significant statutory capital. It is also evident from disclosure in Note 11 and elsewhere that you transact with affiliated captive insurance companies. Please tell us:

•
The nature and the business purpose of transactions with affiliated captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, affiliated captives assume reinsurance from third parties to whom you ceded policies.

•
The amount of affiliated captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the affiliated captives' obligations. Tell us the nature and amount of Hartford Life Insurance Company's assets, guarantees, letters of credit or promises securing the affiliated captives' obligations.

•	The effects in your GAAP consolidated financial statements of transacting with affiliated captives directly and, if applicable, indirectly through third parties.

•	Your consideration of disclosing the risks of employing your captives strategy.

•	Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

Company Response:
With respect to the Company's domestic affiliated captives and as disclosed in Note 11, the Company's subsidiary, Hartford Life and Annuity Insurance Company ("HLAI"), cedes certain variable annuity contracts and their associated riders as well as certain payout annuities issued by HLAI or assumed by it to White River Life Reinsurance Company ("WRR"), an affiliate captive reinsurer. This arrangement provides the Company with a vehicle to provide more efficient financing of the risk associated with this business with internal funds. This arrangement does not provide for any change in reserving methodology and does not change the Company's reserves or the amount of required regulatory capital supporting the business. The Company does not provide any guarantees, letters of credit or other promises securing WRR's obligations nor has it pledged any assets to third parties for the benefit of WRR. WRR only assumes reinsurance directly from affiliates and does not engage in any third party reinsurance.
The effects of the transactions with WRR on the Company's GAAP financial statements - both Statement of Operations and Balance Sheet - are outlined in Footnote 11 on page 53 of the Company's Form 10-Q for the quarter ended March 31, 2013. In addition, the transactions with WRR have no material impact on the Company's Statement of Cash Flows. As noted above, WRR does not assume any reinsurance from third parties.
Due to the structure of the relationship with the affiliate captive reinsurer whereby the ceding company retains all assets related to the ceded liabilities, the only risk inherent in the relationship is that the assets held are insufficient to pay the liabilities when they come due. As a result, we believe that our risk disclosures surrounding the nature of the liabilities we underwrite are sufficient.

We do not believe that there would be a material impact to the Company's results of operations if we were to discontinue this relationship with WRR. While intercompany transactions with WRR are periodically settled in cash, the Company maintains an intercompany receivable/payable with WRR and if the relationship with WRR were discontinued at a time that the Company had a net payable to WRR, The Hartford Financial Services Group Inc., the Company's ultimate parent, could be required to make capital contributions to the Company to settle the payable.
* * * * * *

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or others in the Staff may have. You may call me at 860-843-7438.

Sincerely,
/s/ Peter F. Sannizzaro
Peter F. Sannizzaro
Principal Accounting Officer and Senior Vice President

cc: Beth A Bombara, President and Chief Executive Officer